Filed by Star Peak Energy Transition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Star Peak Energy Transition Corp.

Commission File No. 001-39455

UBS Energy Transition Call Transcript

Speaker List:

Jon Windham – Research Analyst, UBS

John Carrington – Chief Executive Officer, Stem Inc. (“Stem”)

Mike Morgan – Chairman, Star Peak Energy Transition Corp. (“Star Peak”)

Title of Meeting: UBS Energy Transition Call with Stem to Discuss Intelligent Energy Storage

Date & Time of Meeting: December 16, 2020, 1:00pm EST

Hosted By: Jon Windham

Operator

Good day, everyone, and welcome to the UBS Energy Transition Call with Stem hosted by Jon Windham. My name is Marcel, and I’m your event manager today. During the presentation your lines will remain on listen-only. [Operator instructions]. I would like to advise all parties that this conference is being recorded.

And now I would like to hand over to Jon. Please proceed.

Jon Windham, UBS

Thanks, Marcel, and welcome, everybody, to today’s installment of the UBS Energy Transition Call Series. This call series, which we started about 2.5 years ago, was meant to connect UBS clients with energy experts and innovative companies that are in some way enabling and driving the energy transition. Today’s discussion about Intelligent Energy Storage with Stem certainly fits that bill perfectly.

So, this is Jon Windham. I head up Alternative Energy and Environmental Services Equity Research here at UBS. Today we’re going to discuss energy storage markets and intelligent energy storage with Stem. Stem provides integrated intelligent energy storage solutions, and on December 4th of this year, announced that they will become a publicly-listed company through a business combination with Star Peak Energy Transition Corp., ticker STPK.

Very happy to have with us on the call today John Carrington, the Stem CEO, as well as Mike Morgan, Star Peak Chairman.

Before I hand it over to Mike and John, just a couple logistical notes to go through. First, there are slides to accompany today’s discussion. I did distribute them via email to pre-registered participants about 20 minutes ago. If you don’t see that email, by far the easiest thing to do is you can go to the investor section of the Stem website, stem.com, investor, and the slide presentation is on there. It’s the same slide presentation from the initial December 4th announcement. If you can’t find it, you can always email me, jon.windham@ubs.com, and I can send you the link.

And then secondly, the format of today’s call will be a presentation by Mike and John, followed by Q&A. Marcel, who’s the operator, can provide you with instructions on logging on questions after the presentation. As always, if you prefer, do feel free to email me the question, and I can get it asked for you anonymously as time permits.

UBS Energy Transition Call Transcript

So, with that, a sincere thank you to both John and Mike for joining us here today. Storage, and particularly Stem’s role. I think a very, very interesting topic, and a pretty unique new publicly-listed equity.

So, with that, Mike, welcome. I’ll turn it over to you.

Mike Morgan - Star Peak

Thanks, Jon, really appreciate it, and really appreciate the time, everybody. I’m very happy to be here to talk about the merger we announced a little over a week ago between Star Peak and Stem. I’ve been in energy for almost 30 years, and efficient energy storage has always been the Holy Grail to enable rapid adoption of renewables on to the grid.

Stem is the leader in AI-driven storage solutions. That is a bit of a mouthful, so let me explain what that means in practical terms. Stem basically does two things for their customers. First, their customers pay them to create an install base of storage systems. And they do that by combining third-party battery hardware with Stem’s best-in-class AI software. We sort of talk about making dumb batteries smart when they do that. So, they get paid to install that storage system, and then, importantly, Stem is paid under 10 to 20-year contracts, software contracts, to continue operating those systems, to basically do three things – cut energy costs for customers, improve reliability, and decarbonize the power.

We’ll get into that in some detail here in a few minutes, but let me set the stage. Stem was founded in 2009, and what we’re doing in the transaction is we are taking the $383 million that Star Peak raised in their IPO, combining that with a fully committed pipe transaction of $225 million, to then load the company up with over $500 million of cash once the merger closes. The company, initially out of the shoot, has a $1.4 billion pro forma equity value and a great entry multiple.

I think really important fact on this transaction is 100% of Stem’s current owners, that’s a group of venture capital firms and strategics, including a number of international strategics like Iberdrola, RWE, Copec, and Total. All of those owners are rolling directly into the deal. So, nobody’s selling as part of this.

And just, we’ll take one more minute to give a quick overview of Star Peak before we get to John and the Stem story. Quickly, on my background, my entire background has been focused on building businesses during energy transitions. So, the Star Peak team invested in Sunnova, a public residential solar business. Shortly after it was founded in their B round, we helped them build a team, helped them raise capital, saw them through a successful IPO a little over a year ago. I remain on the board there.

I was also the president of Kinder Morgan, which is the largest natural gas pipeline company in the US. Helped them build a company from Stem’s size, about 150 people, to over 10,000 people and $60 billion of enterprise value; and also pretty involved at Stanford’s Precourt Energy Institute, which is an institute at Stanford that studies the energy transition.

If you look at the process we went through here, Star Peak’s complete focus was to find a business focused on climate change and sustainability, and we found that with Stem, as you’ll see in all respects. We were able to engage in a 45-day bilateral due diligence process. We were able to hire a number of top-notch consultants like McKinsey to look at the market size; McKinsey & Company to validate market and software. We hired Crosslake on the software side to validate that. We were able to deploy our very large team of about 20 professionals and these consultants against a diligence effort that really allowed us to do a very deep dive in the company, and validated the view that Stem is absolutely the market leader.

UBS Energy Transition Call Transcript

So, if you step back, what we’re doing here is we are addressing climate change. Climate change is a problem, and a revolutionized power grid with Stem is a big part of the solution. That grid needs to be decarbonized, and it’s happening. So, if you look back over the last two years, since 2019, about 90% of all grid interconnection requests had been for renewables and storage. That is up dramatically from just a few years ago when it was dominated by natural gas peaking plants. And again, in a few years you need excellent software to make the storage really, really valuable.

So, the big thesis for us, before I turn it to John, Stem is the first pure play smart energy storage company to go public in the US, and there are four main investment attributes that get us excited. One is, it’s a very large addressable market, about a 1.2 trillion opportunity between now and 2050. Stem is the technology leader. They have more global deployments of the software; they have more run time hours on the software than anybody else; their balance sheet is going be loaded up to go attack this TAM; and importantly, the growth here is highly visible. So, Stem has a big revenue ramp next year, almost 5x, to about $137 million of revenue; but that ramp is underwritten with signed customer contracts that are in hand, and are just being delivered against. Typically it takes 6 to 12 months between signing a contract and getting the system in place. So, we have very good visibility on next year’s big revenue growth.

With that, let me get out of the way and turn it over to John Carrington, the CEO of Stem, and the real star of the show here.

Take it away, John.

John Carrington, Stem

Thanks, Mike. And, Jon, we really appreciate the opportunity today. I’m going to run through four things: the company overview; the decarbonization efforts, and really the impact on smart storage; thirdly, little bit around the company metrics; and then I’ll wrap on the transaction overview, and how it truly transforms the company.

But let me first start with some brief comments on why I really chose to join the team in 2013. After selling my last business in the solar segment, I was looking at a next opportunity, really around the nexus of energy and software. And also, from my experience at First Solar, it was evident that storage would be integral to the energy grid transition, and really to help both grid stability, and increase the adoption of renewable; but the storage had to be intelligent, and in my view, a software-driven smart storage solution would be the enabler, and that’s exactly what Stem has built over the last few years.

I was also intrigued by the land and expand aspect of the company. In contrast to wind or solar, which produces fixed fast flows on a single deliverable, smart storage offers 13 value streams in more markets, with more asset types than wind or solar.

So, let me explain a little bit how we think about the company and the value we provide to our customers. We provide our customers with a complete clean energy storage solution that integrates both the complex battery system and the network integration, all inclusive with the battery optimization piece. So, all of this is controlled by our proprietary AI software platform that we call Athena.

UBS Energy Transition Call Transcript

Our customers are both behind the meter C&I, and front of the meter renewable developers and asset owners. So, we provide this fully wrapped hardware solution, lithium ion batteries, with our Athena platform integrated. The suppliers that we procure from are all global tier-ones, including LG, Tesla, and Samsung. We are completely hardware agnostic. We do not manufacture any of the battery system hardware. The value is all enabled by our Athena platform. It’s our patented technology, and it optimized the battery hardware. We like to think of it as the energy super-intelligence for these big batteries.

We have 100% attach rate for our software services, with subscriptions ranging from 10 to 20 years. This provides us with significant and predictable contracted revenues. And finally, there’s a market participation component to our model, which occurs when we aggregate customer installations and monetize that capacity into the energy market.

So, the Stem integrated system delivers value to our customers by lowering energy cost, stabilizing the grid, while solving intermittency and reducing carbon emissions.

So, from a C&I customer perspective, we lower their energy cost, and we do that by predicting the customer’s electricity usage on a second-by-second basis. The Athena platform knows exactly when to dispatch the system at peak times when costs are the highest. This delivers our customers up to a 30% monthly energy bill reduction.

Second, by dispatching our systems when energy capacity is needed most, this allows the utilities to reduce dependency on conventional generation, while improving grid resiliency and reducing carbon emissions.

Third, energy storage is an ideal offset to the intermittency challenges posed by solar and wind. It’s very fast reacting, it’s highly dispatchable, and available very quickly when either wind or solar sources are either unavailable or offline.

And finally, this network of systems is all cloud-enabled, and this creates a virtual power plant that could be called upon instantaneously to supply energy. In fact, our network has been called upon over 20,000 times in the last 12 months alone.

The network is also very powerful as it relates to Athena, because as our sites grow, we’re continuously collecting data on electricity usage across our entire customer base. This creates a virtuous cycle of learning and insights to better inform our algorithm. The way to think about it is, as our installs grow, Athena optimizes and becomes even more intelligent, delivering more value, and creating a higher competitive moat for the company.

There are a few drivers that are really changing the way we think about the growth in a variety of markets, from a customer standpoint, a utility standpoint, and a regulatory standpoint. So, as you look at the carbonization efforts, those three stakeholders are really driving this change. First on the corporate side, these are commercial industrial customers, and they’re committed to achieving sustainability targets, deploying more solar and wind, and lowering energy spend, while improving the ESG narrative for shareholders and employees.

UBS Energy Transition Call Transcript

Second, from a utility standpoint, they’re committed to greenhouse gas emission reductions, which require more solar and wind, and in turn, driving the need for smart storage to manage the integration and intermittency associated with those technologies.

And then finally, on the regulator side, they’re focused on legislation that decarbonizes the grid via increased adoptions of renewables, but need to ensure grid resiliency. And smart storage is the enabling technology to meet their objectives. Here in the US, we believe there’s bipartisan support for the acceleration and adoption of energy storage, and I expect to see a standalone investment tax credit for storage over the next 12 months.

That will be a material part of our growth strategy. It’s not been included in the package, if you have received that as Jon mentioned, but we’ll update everyone as that occurs, because as we said, we think it is a material upside to our plan.

Now, all of this is going on, these decarbonization efforts, and they’re having a significant impact on the grid. The grid is now becoming decentralized and democratized, where every customer site is beginning to have a combination of renewable generation and smart storage. And the result will be a much more distributed grid that will require new solutions and business models. It will be far more complex with power flowing bidirectionally, requiring technology to orchestrate and optimize both the customer site and the grid. And it will also be much more dynamic. Historically, power was predictable and controllable. Now it’s being generated by intermittent renewable assets, requiring intelligent, adaptable, 24/7 management.

So, from our view, Athena is the AI platform that will orchestrate this transformation, and enable more renewable assets on the grid. So, we have this grid transformation, and at a market level, there’s an inflection point as well. And this is being driven by the dramatic decrease in cost for both renewable energy and battery hardware. Combining these factors results in a market that is growing at 25 times over the next 10 years, leading to a $1.2 trillion market opportunity.

We’re also seeing the attach rate, the growth rate for storage, at five times solar and wind in the US, and nearly four times globally. All of this, though, is powered, as I mentioned at the onset, by our AI platform called Athena. We’re on our third generation of the software. We have over 16 million combined run-time hours in California, Hawaii, Texas, Arizona, Massachusetts, and international markets, including Japan and Canada.

The platform enables cost savings for our C&I customers, with no impact to operation; participation in wholesale markets; and provides multiple value streams, depending on market needs. We have served over 40 utilities in over 200 cities and 75 jurisdictions. And as mentioned, all of that data informs our algorithm and makes Athena more intelligent, creating an even higher competitive moat. We’ve used the Rocky Mountain Institute wheel of storage as a product roadmap for the last few years. The RMI team has cited 13 use cases for energy storage, and our current generation of Athena can provide 11 of those services to our customers.

Additionally, this year we won the largest behind-the-meter program in Los Angeles, replacing an existing software platform on 345 megawatt hours of existing assets. The portfolio had 86 sites, multiple hardware types, and we completed the transition to Athena within 60 days. We believe this is a great proof point of a software-only solution that we believe will become part of our longer term strategy.

UBS Energy Transition Call Transcript

I’ll close with some specifics about the company and the transaction. We can open it up for questions, Jon.

But from a market perspective, Stem is one of the market leaders in worldwide deployments. Our pipeline is significant and growing. The current pipeline is $2.7 billion. We have over 900 systems operating or contracted across the US, Canada, Japan, and South America. Today, this represents about a gigawatt hour of capacity, which is roughly the equivalent of 12 gas peaking power plants with zero carbon emissions.

We have leading market share in California, which, to date, has been the largest US storage market. Our share is 75%, and we are larger than our next four competitors combined.

And then as Mike mentioned a little bit earlier, kind of the four pillars of what’s exciting about this, we have highly visible growth. Our solid bookings performance as of September of 2020 have resulted in $180 million of backlog, and we expect to deliver 4.5 times year-over-year revenue growth in 2021.

Some final comments related to the transaction, and then we’ll go to you, Jon. From our perspective, not only are we category defining, we’ll now have an industry-leading balance sheet to accelerate our growth. We’ll have $525 million of cash and zero debt, enabling us to execute on much larger projects and expand our addressable market.

Where we’ve lost large front-of-the-meter-type projects has been balance sheet related. We have won projects, the financing counterparty has come back, they’ve looked over our financials to this point, and they had not been able to get comfortable with a 20 to 25-year relationship with what we had before. Today, that completely changes. So, we believe the velocity of our front-of-the-meter market, with this transaction, will only accelerate.

Second, we intended to invest in our Athena software development team. That’ll include more software developers and data scientists. And we’ll opportunistically evaluate technology acquisitions that would either accelerate our software roadmap, or open new markets.

Third, our balance sheet will lower our supply chain costs. We spend a lot of time with our hardware OEMs talking about, how can we improve our terms. At this point, Stem is paying 100% of the cost of our hardware before it’s delivered to our customer. That timeline is anywhere from six to nine months, and that is when we can recognize revenue, upon hardware delivery to our customer. So, very asymmetrical relationship, and we believe this will represent $100 million of savings over the next 24 months.

And finally, our geographic expansion and joint venture opportunities. We’ve successfully taken Athena to Canada, Japan, and South America, and the strengthened balance sheet will help expand our business globally, with a goal of Athena’s adoption in all major geographies, where customers and grids can benefit from smart storage.

Our current investors have all rolled their equity, as Mike mentioned earlier, and include companies in Europe, like RWE, Iberdrola, and Total; in South America, Copec; and in Asia, the likes of Mitsui and Temasek. These investors will be critical as we look to expand in new geographies.

So, Jon, thank you again for the opportunity, and hopefully that provided some background for everybody. I’m happy to take some questions.

UBS Energy Transition Call Transcript

Jon Windham, UBS

That was great. Mike, John, thanks for your comments. Marcel, can you provide participants on the line with instructions on how they can log any questions? And then I’ll get it kicked off with the first here. Thanks.

Operator

Yes, thank you. [Operator instructions].

Jon Windham, UBS

Thanks. Starting with you, John, appreciate the comments and the overview. I think a lot of participants on the line sort of understand the value proposition of storage. You mentioned 30% savings. You also get resiliency. You can increase the greenness, or reduce CO2 emissions of the electricity you’re consuming.

Can you talk a little bit about how you’ve gone about customer acquisition? You’re pretty dominant market share in California. What is the sales process like, and how do you sort of continue to grow customers, through what channels?

John Carrington, Stem

Sure. So, we’ve been pretty thoughtful about our go-to-market strategy, and we’ve really built it around a partner network. It includes four channels. Actually, 90% of our bookings this year have come through our partner network. Kind of the first of the four pillars is the direct sales channel. This is where we target large enterprise customers. These are all direct salespeople, part of Stem’s team. And that group includes more than 30 Fortune 500 companies.

We have very strong relationships. We’ll typically do a master service agreement at those Fortune 500 corporate locations. And then, in many cases, there are first projects in new markets with these customers. So, that MSA will apply to California, or Texas, or Massachusetts as new markets open and we can utilize that contract as we go forward. So, that’s the direct side.

On the sales channel partner, this is a group that we’ve built to sell midmarket customers. And we really created it to help manage our customer acquisition cost. And in this group we have over 500 sales executives, and they are out to help maximize the value of this channel by creating—they have the awareness and the knowledge of going to sell to these customers. They’re not on our payroll. And we actually created something called Stem University, which is an online platform that helps educate these sales executives, and effectively, how to target customers, develop proposals, and contract with them on our behalf. Actually, we’ve had nearly 500 people become certified on Stem University. We know the platform’s working and really helping educate this group of sales channel partners.

The third element is around the distributor partners. And this channel includes the three largest solar distributors in the US, and actually reaches over 5,000 installers. So, another very powerful network for us.

And then finally, these large renewable project developers, where we provide economic uplift to their renewable projects, all of which is driven by the Athena platform. So, we really believe this strategy provides both coverage and reach, while creating a significant competitive moat against competitors.

UBS Energy Transition Call Transcript

I’m kind of walking you through an example. If Walmart or Home Depot, or pick your favorite Fortune 500 that has many locations, wanted to put out to bid 50 locations, let’s say, in a specific region, those quotes, that RFP would be put to the sales channel partners and the distributor network. And what we’ve seen, in many cases, is these large enterprise customers will come back after that RFP process and say, it’s amazing, because nine of the ten submissions we got were all Stem products. So, we feel like it’s working, and we’ve been very thoughtful about it.

I think the other thing that’s compelling, Jon, is we can take this type of a model and really go to Europe with it, go to South America, go wherever we want to go with a similar strategy, and I think continue to win with this model.

Jon Windham, UBS

Thank you. Maybe just building on that. One of the unique things about Stem, as opposed to a lot of the other listed alternative energy companies, or companies in this space, is that recurring revenue model. It’s not just selling the widget today and sell another widget tomorrow.

I was wondering if you could sort of walk through like an illustrative example—I’m thinking of Slide 26 here—just explaining how the revenue components sort of stack up for Stem.

John Carrington, Stem

Sure. We definitely focus on a recurring revenue model. Slide 26 is a good illustrative project that we have in our contracted backlog. But think of it in terms of a 60/40 split, 60% hardware, 40% software. The hardware, again, as I mentioned in the onset, is recognized upon delivery, and then the software, it can be over a 10 to 20-year period. And the recurring piece also can include this variable side, which comes from market participation. And market participation, we believe, is a compelling opportunity for the company.

And what we mean by that is, when we contract our customers we include a market participation piece that we can share in those economics as additional value streams open. A case in point would be up in Ontario, where we went in with a specific use case on the Athena software platform that included addressing the five system peaks that are common in that market, and for your large industrial customers, is a very material part of their energy bill. So, that was our first kind of Athena use case.

Then, the IESO, the regulators up in that market, said we’d like to include more emphasis around demand response, and more around operating reserve. So, we then put those apps, fi you will, from Athena, into the customer solution, and that generated 20% to 25% additional savings to the customer. And in that case, because of the way the contract’s written, we actually participate in a sharing of that. And those sharing percentages, Jon, can range anywhere from 10% to 100%. I realize it’s a huge spread, but it’s just the nature of what other things can be monetized in that market.

But in the Ontario case, it’s a very compelling model, where good example of having the customer, and expanding that Rocky Mountain Institute wheel that’s in the deck, where we have 11 of those available today. We don’t sell all 11 anywhere. That’s our goal longer term. But you have this long residual value opportunity with this model because of that wheel. And again, we’ve proved it out, and Ontario is an example there.

UBS Energy Transition Call Transcript

Jon Windham, UBS

The market participation revenue is a really interesting opportunity. I wonder if you could talk through a little bit, to grow that, is it just a function of deploying capacity, or is it a combination of the capacity deployed, plus regulatory structures that allow you to monetize that asset so the expansion of the virtual power plant compensation to a broader regulatory regime?

John Carrington, Stem

I would say a couple things. What you said is accurate. There could be a regulatory piece; there can be, a utility might be looking for more capacity in the specific area, and so it can be accommodated that way; but a couple of examples.

The revenue model for market participation is, can be either contracted or merchant. And in Massachusetts, we’re participating in the forward capacity and reserve markets on a contracted basis, along with merchant participation strategies for frequency regulation. So, that’s the case in Massachusetts.

I touched on Canada already in Ontario. And then our largest grid program, which is Southern California Edison, is another example of our market participation capabilities. And basically, what we’ve done there is, we’re dispatching aggregations of energy storage systems at C&I locations, in response to the utility’s need in that region.

So, in this case, the contract’s structured as a fixed capacity payment, with escalators over a ten-year term. Now, what’s really compelling for SCE was, look, they had capacity constraint around a couple of substations. They couldn’t drop a gas peaker plant there, but they could, with a virtual power plant that we provided in all the various locations around that area, be very strategic at where we placed these, and effectively have the same outcome as a gas peaker plant; although we are much more distributed, we are also much faster responding, and certainly in SCE’s case decided, because they’re obviously concerned about the cost of these assets, decided that storage was a better solution economically than dropping gas peaker plants in that region.

Jon Windham, UBS

Got it. I have several more questions myself, and some that have been emailed in, but I’ll ask one more before we go to the line to see if there’s anyone that wants to ask a question in the call.

Customer financing, can you talk about the upfront costs to the customer, and do you partner with anyone to provide financing solutions for them, or is it mostly taken care of on the customer side?

John Carrington, Stem

Yes, we had done that in the past, but we’re really not looking to do the financing going forward. If you think about your larger renewable developers, they have a financing platform already, and they’re typically using their vehicle for that. Whereas, I mentioned, previously we were having issues with them was just our balance sheet as a counterparty to their financing solutions. This transaction obviously addresses that.

As it relates to the C&I customers, they will typically, if it’s a solar plus storage, they will typically find financing as well. If it’s a standalone storage at C&I, then we can help bundle those up. And as an example here in California, there’s an SGIP initiative that has been used quite frequently as a tool to expand the storage with C&I customers. We’ve been active in that market, and we bundled those projects up and sold them to a variety of different financing counterparties. And, in fact, we’ve seen ASPs increase along the lines when we’ve done that over the last few years, and certainly our cost of capital has come down when we were doing that.

UBS Energy Transition Call Transcript

So, we feel like the standalone storage, we could still be of some assistance, but front-of-the-meter, solar plus storage unit at C&I, it’s not in our wheelhouse to do the financing.

Jon Windham, UBS

Got it, got it. And typical sell-side analyst fashion, I will say I’ll ask one more question, and actually end up asking more than one.

Mike, maybe one for you. I think, obviously, your connection with Sunnova probably raises some people’s sort of eyebrows, and wondering—and I don’t know if this is for Mike to answer, for John—but is there potential to move this Athena software, this product, into the residential market as well, as battery deployments accelerate there?

Mike Morgan - Star Peak

It’s Mike, and I’ll take it, and then, John, you chime in with whatever you want.

Yes, look, one of the things Sunnova is very focused on, like Stem, Sunnova has very long duration customer contracts. Sunnova’s a residential solar company. They sign lease, loan, and PPA agreements with their customers. John Berger, the CEO of Sunnova, wants to keep that 25-year relationship with his customers sacrosanct. It has service relationships, everything else.

And so, one of the emerging questions for everybody on the RESI side is, if you have panels on your roof, and you have a Tesla power wall operating in your garage, and maybe you have a Generac generator out in the yard, how do you make decisions on when to use what, and who is helping you decide when to charge the battery, when to discharge the battery?

And the way to think of it is, 200 to 2,000 residential customers are the equivalent of kind of one of Stem’s C&I customers. So, Stem has been doing this for years. They have the software that can help optimize back into the grid on the wheel that John’s referred to a few times. So, we absolutely think there’s a future there.

One thing to remember on residential storage is, it’s very early days. Sunnova rolled out their storage product just a couple years ago. It has had very rapid adoption. I think last quarter it was up 35% attach rate. But if you look at the total number of customers with storage, it’s still very early days. There’s about roughly 10,000 of Sunnova’s 100,000 customers have storage. Now, that’s going to grow very fast because of the attach rate, but it’s just now getting to a size where it gets to the scale of kind of the C&I stuff that Stem’s been doing for a while.

Jon Windham, UBS

Got it. Perfect, thank you for that. Rapidly evolving market on that front. Electricity used to be so simple for homeowners, and maybe it will continue to be simple, but the idea of having smart home energy wasn’t really necessary. Most of the smart home energy we’ve done historically is really just energy-efficiency. Appliances didn’t really need to think. And then you sort of start moving the rates for residential customers, it’s going to create this massive smart home energy market, in my opinion.

UBS Energy Transition Call Transcript

Sorry, little bit of an aside there. Marcel, do we have any questions on the line?

Operator

Yes, there is a question in the queue, which is coming from the line of Jeremiah Borem. Your line is now open. Please proceed.

Jeremiah Borem

I just wanted to ask about the standalone battery tax credit potential here, and really I’m just trying to understand how it would flow into your financials, given a lot of revenue currently is from hardware. Is there any situation where you would need tax equity, for example, and how would that relationship play out between you and your customers if there was a standalone storage ITC?

John Carrington, Stem

Thanks, Jeremiah. Yes, it’s a great question, and we’re trying to figure that out as well, because we haven’t seen the exact structure that they would roll out. So, as soon as that occurs, we will obviously update the investors in the street on the impact, but as I mentioned earlier, we are confident it provides significant upside. If you think about all the installed C&I solar at any of the Fortune 500s as an example, all of those become an opportunity to go back to and put storage included on those locations where they don’t have the storage already today.

Incidentally, we don’t need solar to make our model work. We do view that as a significant upside, particularly here in California. So, we’re very excited about it, and I think we have to get the specifics when it’s finally rolled out and approved. And as mentioned, we’ll certainly come back with how it would impact both the model, and any kind of tax equity we need to figure out going forward.

Jeremiah Borem

Understood. Thank you.

Jon Windham, UBS

Marcel, anyone else on the line?

Operator

At the moment, there are no further questions in the queue. [Operator instructions].

Jon Windham, UBS

Okay, great. With that, I have several questions that were emailed to me. I’ll sort of group some of them together in sort of one question, because they’re all getting at sort of the same thing. It’s really about the competition.

And so, I’d phrase the question this way. I think you said you had 75% market share. You don’t lose often in the competitive environment, but when you do lose and customers go with another solution, who is it that they go with, who are the main competitors; and then why do you think they would choose a different company?

UBS Energy Transition Call Transcript

John Carrington, Stem

Sure. Let’s divide the behind the meter and front of the meter. Front of the meter, again, these are your renewable developers and asset owners. And where we lose there is, actually, we win and then we lose. It’s been, unfortunately, a situation where, as I mentioned, the balance sheet that we had pre this transaction. And so, that, as I said, gets resolved going forward, in our view.

The behind-the-meter piece is, we see Enel, and a little bit of Engie, and then we also had, earlier on, seen a little bit of Tesla, although I think they have moved into much larger, direct to the utility, standalone that has really not been a focus of the company. And, by the way, we’re the largest behind-the-meter customer for Tesla. So, we have a very good relationship and supply agreement with them.

And in that case, where we would lose with the C&I has actually been most times related to market share that we have with that entity. If you think about some of these large Fortune 500s, their procurement teams have a certain allocated share position that they want to provide their suppliers, and we’ve bumped up against that on several occasions.

That would be one area. The other one that we’ve seen, particularly in new markets where there are small startups that are not familiar with the kind of finance ability and things that they’re offering in their package to customers, these competitors, being early in the market, will overcommit, and we then have to look at a contract being supplied to us by a competitor at this customer that we know is not viable. And in many cases, the customer will say, well, we think it is viable, and they’ll go there. And typically, we’ll hear back from them in a year, and say, look, we’re expanding, and you were right, the performance that was committed to did not happen, and we’re not confident in that competitor.

Those are some of the examples. But I think, at an aggregate, you mentioned the 75% market share in California, certainly, that is not what we expect to have in all go-forward markets, but it is indicative of the success we’ve had here in California. The great news is this is just a massive and growing market. Behind the meter, over the model period through 2026, the CAGRs are nearly 50%, and front of the meter, it’s the same level of growth. And worldwide growth is not quite that high, but it’s also significant and growing. As I mentioned, we think this is a $1.2 trillion market combined over the next few years. We’re very excited about it.

Jon Windham, UBS

Thanks for that, John. Another question specifically relates to Slide 31. It’s asking about the composition of the COGS, and what is driving the improvement in the cost structure that drives the expanding gross margins. So, really about the operating leverage in the business, the gross margins expand as you grow revenue, what’s really underpinning that?

John Carrington, Stem

It’s really software growth. So, what’s great about the model is the recurring piece of our software. If you think about it, as we continue to sell more accounts with 10 and 20-year agreements, the software agreements, that just stacks on. And that’s why, as you look at Page 30, if you have the deck in front of you, you can actually see that pro forma gross profit growing. And, in fact, it’s about a 50/50 split in 2026 and the out years. And we’ve been very conservative around hardware gross margin, and, in fact, we see that to be flat to down over the model period. And really, it’s being driven by the software gross margin.

UBS Energy Transition Call Transcript

I’d also add, at a gross margin level, our backlog, which really underpins that visibility that Mike mentioned for 2021, our backlog is at a 21% gross margin on contracts through the third quarter of this year. We feel good about our margins on that front. And again, from purely a number’s perspective, we have $130 million of the $147 million that we’re committing to for 2021 revenue. We had that $130 million booked through the third quarter. So, we’re standing firm on our $147 million, but that’s what we mean by highly visible as we go into 2021.

Jon Windham, UBS

Got it. Another couple questions, but I’ll try to put them all in sort of one framing. They’re basically about, asking about expectations for how rapidly the cost declines in storage can come, if you have any sort of expectations; but then also looking at it a little bit through the pros and cons of a deflationary industry like storage, the hardware itself. The pro being, obviously, the cheaper it is, the more opportunities there are where people can deploy capital and save money off their electricity bill, but something similar we saw with solar on occasion is, it also gives them incentive sometimes for customers to wait. If it’s getting cheaper, why don’t I wait on this capital investment?

So, maybe two parts of that question. Do you have any sort of expectations where battery prices are going over three to seven years, or whatever timeframe you feel comfortable talking about; and then, how that deflationary aspect works into getting customers to transact.

John Carrington, Stem

Sure. We have a slide in the package, I think it’s 12, that shows the [overlapping voices]—

Mike Morgan - Star Peak

It’s Page 14. Sorry, John.

John Carrington, Stem

Thanks, Mike. Yes, you’re right, sorry. On Page 14 is the battery cost reductions, and you can see that. This is BNEF data, and so, we’ve used that for our modeling purposes.

Now, we have a very rigorous process around our hardware, and we put an RFP together each year, and we typically will award three suppliers with our volume. The process includes a 35-question Excel spreadsheet that helps us understand some pretty compelling market dynamics, like their cost roadmap, their energy density roadmap, where they have product installed, where they make their product in light of some of the previous tariffs and things that have taken place. So, we want to make sure we don’t get wrapped around the axel on that front.

It’s been a very successful strategy for us on the product side. We’ve done it now for probably four or five years. As far as deflation, again, we use that model. We think BNEF has been fairly conservative. In fact, as you look over the last couple years, they’ve adjusted those models and updated them even downward more than they predicted.

UBS Energy Transition Call Transcript

As far as your question on waiting, when I was at First Solar, I certainly saw some of that. I think, as I mentioned earlier in the onset, we are seeing so much pressure by the corporates to drive more ESG, the utilities to lower GHG, and the regulators building policy around it, that the waiting piece has not been something we’ve seen. In fact, we’ve seen continued acceleration in the market. If you’re a believer that solar and wind continue to grow, everything that we see is having a battery attached to it. So, you have to say all of it slows, and then you would maybe have to second guess the numbers that we’re putting in front of you. But I don’t see that, and I certainly don’t see that in the new administration going forward.

Jon Windham, UBS

Got it.

Mike Morgan - Star Peak

I’d just chime in, John, just one quick comment on that, which is just, our view is Stem is on the right side of battery cost deflation. So, as battery costs come down, benefit for Stem is the market, the market opportunity gets much larger. And software is inherently not deflationary. And our view is, the software is creating the vast majority of the value here.

Obviously, the hardware component of revenue will come down a bit, but that’s not where the margin is anyway. So, that’s kind of how we look at it.

Jon Windham, UBS

Thank you for that, Mike, which leads me then on the software component. That’s the question I’ve always had about Stem – I’m certainly no software expert.

You think of things like Salesforce.com. Software almost seems like a natural monopoly-type business. Meaning, if you have Athena, it works great, why would someone need your own software to do it in-house or to get it from someone else? It almost seems like there’s such scale advantages from having on the software side.

Is this a winner-take-all market on the software side, or winner-take-most?

John Carrington, Stem

We should see how it unfolds, Jon. I think we have a very good market leadership position. We have not had a single customer throw us out, if you will, and replace us with a competitive product. I think what’s really interesting is the quick overview I gave about our win on behind the meter, 80-plus sites down in Los Angeles. And that was a case where the portfolio was owned by SK E&S and SUSI Partners. SK E&S and SUSI Partners wanted to put the software only out to bid on 345 megawatt hours of assets, because they wanted a better solution on the software.

We know it went out to at least ten bidders. We know the large European utilities were part of this. And we won that, not on price, we won it on Athena’s performance, and on our domain expertise around operating these type capacity programs.

It’s a good example of where we could do a software-only solution going forward. As I said earlier, we’re 50/50 in the 2026 timeframe on our model. But we do believe that certainly the software component will become bigger and bigger part of the solution.

UBS Energy Transition Call Transcript

But I don’t know if it’s a winner-take-all. It’s just too big of a market. The same question I got at First Solar. It’s a $9 billion market cap, and there are other several billion dollar market caps, including Sunnova, that make up that ecosystem. And these are big and continuously growing companies, and I’m good with that. We’ll see how it unfolds, but I do think there will be several winners in the space.

Jon Windham, UBS

Got it. And then, several other questions emailed in. I’ll try to get to them just kind of quickly. One’s about a 20-year contract. Does that include like a replacement of the actual battery as it degrades over time? How are those contracts set up? And then maybe a tag along with that, I’ll combine the two questions.

Does the software actually take into account the charge/discharge, and try to preserve the battery life as part of the solution?

John Carrington, Stem

It definitely takes in the charge/discharge, and, in fact, our warranties that we’ve negotiated with our suppliers include that. And what’s been great is our dataset is very compelling, and we’ve been told the deepest dataset that they’ve been associated with at the supplier level.

So, it helps us, in our view, get enhanced warranties, and we feel very good about where we’re positioned on that front. We definitely manage that. We don’t want to kind of burn the battery out, if you will.

As far as our 20-year contract, they’re actually combined with the PPAs typically. The longer term, in that instance, would be your solar plus storage. We don’t typically do 20-year at a C&I. Those are your ten-year marks.

And in those, it just depends on the contract. In some cases, we could have a battery refresh, but typically, we will follow the warranty that we have with our hardware supplier, and mirror that, so that we’re covered and we don’t have any problems.

Jon Windham, UBS

Got it, thank you. The next question was, who does the O&M on the growing installed base of storage assets, and is that a revenue opportunity?

John Carrington, Stem

We contract that with our customers. We actually get paid for that, although we do not actually perform the work. So, we have a large network of EPCs. We do not want to engage in the C in EPC. We don’t mind doing the engineering and procuring, but we’re not interested in the construction side.

We have a large network around that. It’s an interesting network of EPCs, because they actually also bring us targeted accounts because they’re out in the market and working with a variety of customers, and seeing different deals. It’s a good target-rich environment for us as well.

Jon Windham, UBS

Got it. And then a couple more. One investor asking for your high-level thoughts on battery chemistry, fires, is that even part of the conversation anymore? Yes, we’ll do that one, and then I have a follow-up.

UBS Energy Transition Call Transcript

John Carrington, Stem

Sure. We are all lithium ion. I would note that Athena could be put on top of long-duration flow, whatever other battery system that would become maybe more mainstream in the market. A lot of those flow batteries are pretty binary, as far as their use case, so there’s not a lot of complexity. We love complexity from Athena platform standpoint, so we’ll see how that transpires.

And as it relates to the chemistry itself, so we’re seeing much more LFP technology associated with the storage plus solar applications, and it’s an industry that’s growing very quickly. You have these 20-year plus contracts, 20/25-year contracts with the customers, and they are looking for longer duration that is provided by LFP. So, we definitely see that.

I don’t see anything really new, i.e., solid state or some of these other items that you read about, although we do feel like we’re really at the front end of that, because many of these new technologies come to us to talk about integrating our software platform. But right now, it’s primarily lithium ion.

Jon Windham, UBS

Got it. And maybe the follow-up question from the same investor along the same lines. You start adding up all this battery demand, behind the meter, front of the meter, storage, EVs, it’s sort of hyperbolic growth for some very, very large industries, right? So, talking about the auto industry and the electricity industry. These aren’t small. These are massive, massive capital-intensive markets. How much do you worry about having access to your own supply of batteries with your partners, and then how do you concerned do you get about their supply chains keeping up and actually being able to produce the hardware to meet demand?

John Carrington, Stem

I think equally remarkable is the amount of capacity announcements. And you look at a company like a Volkswagen, some of these large OEMs are investing in their own battery capacity production. So, we feel it’s certainly something that we monitor. We feel comfortable. We talk to our suppliers about this regularly. It’s interesting, because some of these, particularly in Korea, these large Korean suppliers have replaced legacy businesses, like display monitors, or LED-type of plants, and making batteries in them now. So, it’s really the future foundation, cornerstone, if you will, of their longer term strategy as they move forward into this commitment to battery.

I believe the capacity piece is in good shape. There’s been discussion around, is there enough rare earth materials. We feel confident around that as well. It’s a big reason why we like to have three different suppliers. In the event that there’s any glitch with one of them, we feel like we’re pretty well-protected with the other two.

Jon Windham, UBS

Got it, got it, great. Just four minutes left. Marcel, are there any final questions on the line?

Operator

At the moment, there are no further questions in the audio queue.

UBS Energy Transition Call Transcript

Jon Windham, UBS

Okay, that’s good, because we’re pretty much out of time. Really appreciate all the questions we got from investors. Any of them that we didn’t get to, I’ll make sure I share the list of questions with Mike and IR team at Stem, and let you connect directly with them.

But maybe a quick final question, timeline on the de-SPAC-ification, or de-SPAC, or de-SPAC-ify, whatever we’re calling these, this process, how long it takes where you are on it. I know it’s a relatively recent announcement, but any sort of ballpark time-framing for investors?

Mike Morgan - Star Peak

I was going to say first quarter, but you go ahead.

John Carrington, Stem

Sorry, yes. We made the announcement of the proposed merger on December 4th, and we expect to, obviously, to get an S-4 filed, get through the FDC process, and close during the first quarter.

Jon Windham, UBS

Okay, perfect. Before I hand it back over to Mike and John for any final thoughts from them, just a thank you to all the participants on the line, and a reminder that our final call of 2020 in the Global Energy Transition Call Series is tomorrow with Hydra Energy, to discuss hydrogen as a service for commercial fleets. That will be our last call. I think we did 78 this year, so a big thank you to all the participants who have sort of gone along with us on this journey.

A huge thank you to John and Mike for being here today. Thank you for bringing this company to public markets. We were talking beforehand, before we came into the call, Stem has been a name that’s been on my radar screen for two or three years, just comes up in a lot of conversations when we’re talking about storage with a lot of the private companies that we’ve had on this call series. So, it’s a really interesting part of the market, interesting pure play.

With that, John, Mike, I’ll leave the final words to you. Thank you so much for being here today.

John Carrington, Stem

Jon, thank you, and really appreciate the time. Again, I think you hit it, we’re the first pure play smart storage company to go public in the US. The five themes that we think about is this large addressable market, with strong macro tailwinds; market leader with industry-leading technology and the Athena platform. We now have a balance sheet that is really well-positioned to go drive this growth; and as I said, the right shareholders as partners, that are rolling their equity, that can only be helpful for that. We have very visible growth, as we touched on, and we also believe in the Star Peak team, certainly this is their thesis in the beginning, that unique opportunity to gain exposure, both to the energy transition and ESG.

Mike, I don’t know if you have any closing comments, but really appreciate your time—

Mike Morgan - Star Peak

Thank you for the time. I’d just say I’m one of Star Peak’s designees on the board going forward, and I am really excited to roll up my sleeves and get to work. Thank you, all.

UBS Energy Transition Call Transcript

Jon Windham, UBS

Perfect. We’ll wrap it there, Marcel. Thanks, everybody. Have a great day.

Operator

Thank you. Everyone, that concludes your conference call for today. You may now disconnect. Thank you for joining, and enjoy the rest of your day.

[END OF CALL]

UBS Energy Transition Call Transcript

Additional Information

This communication is being made in respect of a proposed merger transaction (the “proposed transactions”) involving Star Peak Energy Transition Corp. (“STPK”) and Stem, Inc. (the “Company”). The proposed transactions will be submitted to stockholders of STPK for their consideration and approval at a special meeting of stockholders. In connection with the proposed transactions, STPK has filed a Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”), which includes a preliminary proxy statement / prospectus / written consent solicitation to be distributed to STPK stockholders in connection with STPK’s solicitation for proxies for the vote by STPK’s stockholders in connection with the proposed transactions and other matters as described in such Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to stockholders of the Company in connection with the completion of the proposed transactions. After the Registration Statement has been declared effective, STPK will mail a definitive proxy statement / prospectus / written consent solicitation and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Investors and security holders of STPK are advised to read the preliminary proxy statement / prospectus / written consent solicitation, and, when available, any amendments thereto, and the definitive proxy statement / prospectus / written consent solicitation in connection with STPK’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the proxy statement / prospectus / written consent solicitation contains important information about the proposed transaction and the parties to the proposed transaction. Stockholders may also obtain copies of the proxy statement / prospectus / written consent solicitation, without charge at the SEC’s website at www.sec.gov or by directing a request to: Star Peak Energy Transition Corp., 1603 Orrington Ave., 13 Floor Evanston, IL 60201.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

STPK and the Company and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of STPK’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of STPK’s stockholders in connection with the proposed business combination is set forth in STPK’s registration statement / proxy statement that has been filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of STPK’s directors and officers in STPK’s filings with the SEC, and such information is also in the Registration Statement that has been filed with the SEC by STPK, which includes the proxy statement / prospectus / written consent solicitation of STPK for the proposed transaction.

UBS Energy Transition Call Transcript

Forward-Looking Statements

Certain statements in this communication may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events of STPK or the Company’s future financial or operating performance. For example, projections of future revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “or“ or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by STPK and its management, and the Company and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against STPK, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of STPK, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the New York Stock Exchange’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that the Company or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) the Company’s estimates of its financial performance; 12) the impact of the novel coronavirus disease pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in STPK’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Stark Peak nor the Company undertakes any duty to update these forward-looking statements, except as otherwise required by law.